SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5 TO

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BayCorp Holdings, Ltd.

(Name of Subject Company (Issuer))

Sloan Acquisition Corp.

Sloan Group Ltd.

Joseph Lewis

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

072728108

(CUSIP Number of Class of Securities)

Sloan Acquisition Corp.

6100 Payne Stewart Drive

Windermere, Florida 34786

Attn: Jefferson R. Voss

(407) 876-0024

(Name Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Ralph F. MacDonald III

Alston & Bird LLP

1201 W. Peachtree Street

Atlanta, Georgia 30309

(404) 881-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,933,154	$1,287.00

*	Estimated for purposes of calculating the filing fee only. Calculated by multiplying $14.19, the per share tender offer price, by 770,483, the sum of the 571,364 issued and outstanding shares of common stock as of October 11, 2005 and the 199,119 shares of common stock subject to vested stock options.
**	The amount of the filing fee, calculated in accordance with Section 14(g)(1)(A)(ii) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. #3 issued by the Securities and Exchange Commission on September 30, 2005, equals $117.70 per million dollars of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1. ☒ going-private transaction subject to Rule 13e-3.

☐	issuer tender offer subject to Rule 13e-4. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 5 to the Tender Offer Statement on joint Schedule TO-T/13E-3 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on joint Schedule TO-T/13E-3 filed on October 12, 2005, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to the Tender Offer Statement filed on November 2, 2005, November 4, 2005, November 10, 2005 and November 10, 2005, respectively (as so amended the “Schedule TO”), by Sloan Group Ltd., a Bahamas international business corporation (“Sloan Group”), Sloan Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sloan Group, and Joseph Lewis, the indirect owner of Sloan Group. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”) of BayCorp Holdings, Ltd., a Delaware corporation (“BayCorp”), at a purchase price of $14.19 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 12, 2005, as supplemented (the “Offer to Purchase”) and in the related Letter of Transmittal. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on Schedule TO.

Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 8. Interest in the Securities of the Subject Company.

Item 11. Other Information.

Item 8 and Item 11 of the Schedule TO are hereby amended and supplemented by including the following:

“The extended tender offer period of the previously announced tender offer for all of the issued and outstanding shares of BayCorp expired at 12:00 midnight, Eastern time on November 10, 2005. Based on information provided by SunTrust Bank, the Depositary for the offer, a total of 499,310 shares were tendered in the offer, including 1,036 covered by notices of guaranteed delivery. All such shares have been accepted for payment in accordance with the terms of the offer. The tendered shares, together with the 25,000 shares that had already been held by Purchaser and its affiliates, represent approximately 91.7% of the outstanding common stock of BayCorp.

Purchaser anticipates completing the acquisition of BayCorp through a short form merger whereby all remaining stockholders other than Purchaser and Sloan Group and their principals, and dissenting stockholders, if any, will receive $14.19 in cash for each share of BayCorp common stock held. Following the merger, BayCorp will be a wholly owned subsidiary of Sloan Group. Payment of the merger consideration will be made following the merger upon proper presentation of certificates formerly representing BayCorp shares to the disbursing agent for the merger, together with a properly completed letter of transmittal. Transmittal materials will be sent to BayCorp stockholders following the merger. Under applicable law, the proposed merger is not subject to the approval of the remaining stockholders of BayCorp.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by including the following:

“(a)(5)(vi) Text of Joint Press Release issued by Sloan Group and BayCorp on November 11, 2005.”

Item 13. Information Required by Schedule 13E-3

Item 11. Interest in Securities of the Subject Company.

Item 11 of the Schedule 13E-3 in Item 13 of the Schedule TO is hereby amended and supplemented as per Item 8 and Item 11 of the Schedule TO above.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

SLOAN GROUP LTD.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Vice President

Date: November 11, 2005

SLOAN ACQUISITION CORP.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	President

/s/ Joseph Lewis
Joseph Lewis

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(vi)	Text of Joint Press Release issued by Sloan Group and BayCorp on November 11, 2005